White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

07025942

8 August, 2007

Mr. Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 15 2007
THOMSON
FINANCIAL

Re: White Energy Company Limited
12g3-2(b) Information
File No. ~~82-30573~~ 082-35073

SUPPL

Dear Mr. Coco

In accordance with the requirements of Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), following the end of the fiscal year of White Energy Company Limited ("White Energy"), enclosed as Schedule 1 please find a revised list of the information that White Energy is required to make public, file with the Australian Securities Exchange or the Australian Securities and Investments Commission or distribute to security holders. Please note that there have been no changes to the relevant disclosure requirements and that the revisions to the list are minor corrections and clarifications to the list previously provided in the application by White Energy claiming the exemption under Rule 12g3-2(b) dated March 21, 2007. Schedule 1 has been reviewed and prepared by White Energy and its Australian counsel.

As previously notified to the Securities and Exchange Commission pursuant to Rule 12g3-2(f)(2) under the Exchange Act, White Energy intends to publish the information described on Schedule 1 via White Energy's Internet web site with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the electronic publication of such documents shall constitute an admission for any purpose that White Energy is subject to the Exchange Act.

dlw 8/14

If you have any questions or comments, please call the undersigned on telephone +61 2 9251 1311.

Yours sincerely

Andromeda Duncan
Business Development Counsel

SCHEDULE 1

Material Information to be made Public, Filed or Distributed

The following items are grouped roughly under the headings: (i) financial reporting, (ii) meetings, (iii) keeping the Australian Securities and Investments Commission *(ASIC)* informed and (iv) keeping the Australian Stock Exchange *(ASX)* and the market informed.

❖ ***PART A Financial Resorting***

1. TITLE: Annual Financial Report (Sections 314, 315 and 319 Corporations Act and ASX Listing Rules 4.6, 4.7 and 4.10), Annual Directors' Report (including Remuneration Report) (Sections 298, 299, 299A, 300 and 300A Corporations Act) and Auditor's Report on Annual Financial Report (Section 308 Corporations Act)

Date: Within 3 months after the end of each financial year (30 June)

Entity: ASX, ASIC, security holders (noting that a "concise report" may be used)

*** see also Item 14, Part C below regarding shareholder and ASIC notification.*

2. TITLE: Half-Year Financial Report and Appendix 4D (Half-year report) (Sections 302 and 320 Corporations Act and ASX Listing Rules 4.2A - 4.2C), Half-Year Directors' Report (Section 306 Corporations Act) and Auditor's Report on Half-Year Financial Report (Section 309 Corporations Act)

Date: Immediately when figures are available and in any event no later than 75 days after end of first half yearly period in financial year

Entity: ASX and ASIC

3. TITLE: Quarterly Disclosure (Quarterly Cashflow Report) (ASX Listing Rule 4.7B),

Date: Immediately when information is available and in any event within 1 month after the end of each quarter of its financial year.

Entity: ASX

❖ ***PART B Meetings***

1. TITLE: White Energy Notices of general meeting (Section 249HA Corporations Act and ASX Listing Rules 3.13, 14.1, 14.2 and 14.11)

Date: Lodge with ASX upon dispatch to shareholders. (Prior ASX approval required for specified resolutions.) At least 28 days notice must be given for shareholders.

Entity: Shareholders and ASX

2. TITLE: Date of meeting at which directors may be elected (ASX Listing Rule 3.13.1)

Date: At least 5 business days before the closing date for the receipt of nominations for directorships.

Entity: ASX

3. TITLE: Material to be put to members to approve White Energy giving a financial benefit to a related party (208, 218 and 226 of the Corporations Act)

Date: At least 14 days before notice of meeting given to security holders and within 14 days of passing such resolution

Entity: ASIC

4. TITLE: Outcome of resolutions at a general meeting (ASX Listing Rule 3.13.2)

Date: Immediately after meeting has been held

Entity: ASX

5. TITLE: Contents of prepared announcements (including any prepared address by the Chairperson) delivered at a meeting of security holders (Section 674 Corporations Act and ASX Listing Rule 3.13.3)

Date: No later than the start of the meeting

Entity: ASX.

❖ ***PART C Keeping ASIC Informed***

1. TITLE: Return of Particulars (Sections 346A and 346C Corporations Act)

Date: Response, if necessary, within 28 days

Entity: ASIC

2. TITLE: Notification of nomination or removal of auditors (sections 327A to 329 Corporations Act)

Date: Dependent upon the circumstances

Entity: ASIC

3. TITLE: Disclosure of directors interests (Sections 191, 192 Corporations Act and ASX Listing Rule 3.19A)

Date: ASX - within 5 business days of change; other directors - at a directors' meeting as soon as practicable after the director becomes aware of their interest in the matter

Entity: ASX and other directors

4. TITLE: Notification of alteration to Constitution and notice of meeting specifying the intention to alter Constitution (Section 136 Corporations Act)

Date: 14 days after passing the resolution to alter the Constitution, a copy of the constitution or modification must also be lodged

Entity: ASIC

5. TITLE: Certain matters relating to share buy-backs (Sections 258B to F Corporations Act and ASX Listing Rules 3.8A and 3.9)

Date: Dependent on particular matter

Entity: ASX

6. TITLE: Notification of allotment of shares (Section 254X Corporations Act) and Notification of share cancellation (Section 254Y Corporations Act)

Date: Within 28 days of allotment and within one month of cancellation

Entity: **ASIC**

7. TITLE: Notification of reduction of share capital (Section 256C Corporations Act)

Date: Within 14 days of resolution. Prior notification of intended resolution to ASX and ASIC is required

Entity: ASIC and ASX

8. TITLE: Change in the address of registered office, principal place of business and office hours of the company (Sections 142, 145 and 146 Corporations Act and ASX Listing Rule 3.14)

Date: Within 28 days of the change of registered office and principal place of business and prior to the day of change for office hours.

Entity: ASIC

9. TITLE: Change in the name and company type (Sections 157 and 162 Corporations Act and ASX Listing Rule 3.1)

Date: Within 14 days of resolution.

Entity: ASIC and ASX

10. TITLE: Change of location of registers (Corporations Act Section 172 and ASX Listing Rule 3.15.1)

Date: Within 7 days

Entity: ASIC and ASX

11. TITLE: Notification of details of a charge created by the Company and acquisition of property subject to a charge (Sections 263 and 264 Corporations Act)

Date: Within 45 days after the creation of the charge or acquisition of the property

Entity: ASIC

12. TITLE: Notification of certain buy-back schemes (Chapter 25 Corporations Act and Listing Rule 3.8A)

Date: Dependent on circumstances

Entity: ASIC, ASX and shareholders

13. TITLE: Notification of change to officeholders and appointment of alternate directors (Section 205A and 205B Corporations Act, ASX Listing Rule 3.16.1)

Date: Within 28 days of change to ASIC and immediately to ASX

Entity: ASIC and ASX

14. TITLE: Material that will be put to members to approve the Company giving a financial benefit to a related party (Sections 208, 218 and 226 of the Corporations Act)

Date: At least 14 days before notice of meeting given to shareholders *(proposed notice of meeting setting out resolution, explanatory memorandum and other accompanying documents)* and within 14 days of passing such resolution *(notice setting out text of resolution)*

Entity: ASIC

15. TITLE: Provision of copies of financial statements, directors' statements and auditors' reports (Sections 314, 315, 316 and 317 Corporations Act)

Date: At least 21 days before next annual general meeting or 4 months after the end of the financial year

Entity: Shareholders and ASIC

16.	**TITLE:**	**Notification of special resolution and resolution/agreement that binds a class of shareholders or that attaches rights to shares (pursuant to various sections of the Corporations Act, including Chapter 25)**
Date:		Dependent on nature of resolution - usually within one month of the resolution being passed
Entity:		ASIC

17.	**TITLE:**	**Notification of variation, cancellation or modification of class rights (Corporations Act section 246F)**
Date:		Within 14 days of resolution.
Entity:		ASIC

18.	**TITLE:**	**Notification of certain details in certain circumstances in respect of winding up or administration of a company (Chapter 5 Corporations Act)**
Date:		Dependent on circumstances
Entity:		ASIC

19.	**TITLE:**	**Notification of certain details of certain circumstances in respect of takeovers (Chapter 6 Corporations Act and ASX Listing Rules 3.2 to 3.4)**
Date:		Dependent on circumstances
Entity:		ASIC, ASX and shareholders
		** *see also Item 16, Part D below regarding shareholder and ASIC notification.*

20.	**TITLE:**	**Notification of certain details of certain circumstances in respect of fundraising (Chapter 7 Corporations Act and ASX Listing Rule 3.10)**
Date:		Dependent on circumstances
Entity:		ASIC, ASX and shareholders

21.	**TITLE:**	**Notification of certain matters in respect of financial products and financial services (Chapter 7 Corporations Act)**
Date:		Dependent on circumstances
Entity:		ASIC and shareholders

22.	**TITLE:**	**Notification of shareholder approval approving the giving of financial**

assistance to deal in company's own shares (Section 260B Corporations Act)

Date: Within 14 days of resolution. Prior notification of intended resolution to ASX and ASIC

Entity: ASIC and ASX

❖ ***PART D Keeping ASX and the market informed***

1. TITLE: Information Filed Overseas (Section 323DA Corporations Act)

Date: Next business day after filing overseas

Entity: ASX and any other relevant market operator

2. TITLE: Register of information about relevant interests in listed company (Section 672DA Corporations Act)

Date: Available to any person for inspection (may require payment of fee) and must provide copies within 21 days of request

Entity: Members and any person

3. TITLE: General continuous disclosure notification requirements – Notice of any information that a reasonable person would expect to have a material effect on the price or value of securities (Section 674 Corporations Act and ASX Listing Rule 3.1)

Date: Immediately upon becoming aware of such information

Entity: ASX

ASX Listing Rule 3.1 is the primary disclosure rule. This rule provides as follows:

Once an entity is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities, the entity must immediately tell the ASX that information.

ASX Listing Rule 3.1 does not apply to particular information while all of the following are satisfied:

— *A reasonable person would not expect the information to be disclosed;* (and)

— *The information is confidential and ASX has not formed the view that the information has ceased to be confidential;* (and)

— *One or more of the following applies;*

- *It would be a breach of a law to disclose the information.*
- *The information concerns an incomplete proposal or negotiation.*
- *The information comprises matters of supposition or is insufficiently definite*

to warrant disclosure.

- *The information is generated for the internal management purposes of the entity.*
- *The information is a trade secret.*

Specific examples requiring notification provided in the ASX Listing Rules:

- a change in financial forecast or expectation (LR 3.1 example);
- the appointment of a receiver, manager, liquidator or administrator in respect of any loan, trade credit, trade debt, borrowing or securities held by it or any of its child entities (LR 3.1 example);
- a transaction for which the consideration payable or receivable as a significant proportion of the written down value of the entity's consolidated assets (LR 3.1 example);
- a change in the control of the company (LR 3.1 example);
- 1 a recommendation or declaration of a dividend and information relating to that recommendation or declaration, and any recommendation or decision not to declare a dividend (LR 3.1 example);
- under-subscriptions or over-subscriptions to an issue (LR 3.1 example);
- a copy of any document containing market sensitive information that the entity lodges with an overseas stock exchange or other regulator which is available to the public (LR 3.1 example);
- an agreement or option to acquire an interest in a mining tenement, including the number of tenements, a summary of previous exploration activity and expenditure where the tenements are situated, and consideration for the tenements (LR 3.1 example);
- information about the beneficial ownership of shares obtained under Part 6.8 of the Corporations Act (LR 3.1 example);
- giving or receiving a notice of intention to make a takeover (LR 3.1 example);
- an agreement between the entity (or related party or subsidiary) and a director (or related party of the director) (LR 3.1 example);
- a copy of any financial documents lodged with an overseas stock exchange or other regulator which is available to the public (LR 3.1 example);
- a change in accounting policy adopted by the entity (LR 3.1 example);
- any rating applied by a rating agency to an entity, or securities of an entity, and any change to such rating (LR 3.1 example); and
- a proposal to change the entity's auditor (LR 3.1 example).

4. TITLE: General continuous disclosure notification requirements - information necessary to correct or prevent a false market (Section 674 Corporations Act

and ASX Listing Rule 3.1B)

Date: After ASX consultation

Entity: ASX

5. TITLE: Specific continuous disclosure notification requirements – specific rules requiring immediate notification as described below (Section 674 Corporations Act and ASX Listing Rule references in parentheses)

Date: Immediately

Entity: ASX

Description of specific immediate notification requirements:

- details of a reorganisation to be made to its capital (LR 3.10.1);
- details of an instalment to be made on its shares (LR 3.10.2);
- various matters relating to the issue of securities by White Energy (LR 3.10.3,3.10.4,3.10.5,3.10.6 and 3.10.7);
- copy of any dividend or distribution plan established or amended (LR 3.10.8);
- any change in the registered office or principal administrative office of the entity (LR 3.14);
- a change of address of the office at which a register of the entity's securities is kept (LR 3.1 5.1);
- any proposal to cease use of an Australian register of its securities and certain information relating to that ceasing to use (LR 3.15.2);
- a change of the director, chief executive officer (or equivalent) or company secretary (LR 3.16.1);
- a change in auditor (LR 3.16.3);
- documents sent to security holders (LR 3.1 7);
- various matters relating to forfeited shares in no liability companies (LR 3.12); and
- certain circumstances arising in relation to a class of security holders limited from owning or controlling a specified percentage of the capital (LR 3.19).

6. TITLE: Other specific continuous disclosure notification requirements (Section 674 Corporations Act and ASX Listing Rule references in parentheses)

Date: Various times

Entity: ASX

Description of specific immediate notification requirements:

- that restricted securities or securities subject to voluntary escrow will be released - not less than 10 business days before the end of the escrow period (LR 3.1 OA);
- various matters relating to options - 5 days before change effective or immediately after entering an underwriting agreement (LR 3.1 1);
- various matters relating to forfeited shares in no liability companies - various times (LR 3.12);
- various matters relating to meetings - various times (LR 3.13);
- various matters relating to change of office – immediately (LR 3.14)
- various matters relating to registers - various times (LR 3.15);
- change of chairperson, officers, chief executive officer (or equivalent) and auditor – immediately (LR 3.16);
- copies of documents set to security holders – immediately (LR 3.17);
- notification of certain changes in ownership or control of capital or votes – various times (LR 3.19);
- disclosure of directors' interests or change in such interests (LR 3.19A); and
- a proposed record date or changes thereto - not less than 7 business days (LR 3.20).

7. TITLE: Disclosure Document (including Prospectuses) (Chapter 6D Corporations Act and ASX Listing Rule 3.10.4)

Date: No specified time limit for lodgement with ASIC prior to the offer of securities and with ASX immediately after lodgement with ASIC.

Entity: ASIC and ASX

8. TITLE: Preliminary Final Report in prescribed form (ASX Listing Rule 4.3A)

Date: Immediately when information is available, no later than when lodged with ASIC and in any event no later than 2 months after the end of the accounting period.

Entity: ASX

9. TITLE: Immediate disclosure of circumstances affecting preliminary final report (ASX Listing Rule 4.3D)

Date: Immediately when entity becomes aware of any circumstances which are likely to materially affect the results or other information contained in the preliminary

report

Entity: ASX

10. TITLE: Preliminary Final Statement where change of balance sheet date results in next annual report covering period exceeding 12 months (ASX Listing Rule 4.4A)

Date: Immediately when information is available and in any event no later than within 2 months of the end of the 12 month period since its previous balance date.

Entity: ASX

11. TITLE: Additional reporting on mining and exploration activities (ASX Listing Rule 5 and Appendix 5B)

Date: No later than 1 month after the end of the quarter.

Entity: ASX

Description of reports required to be provided:

- Quarterly activities report (LR 5.2); and
- Appendix 5B (quarterly report) of prescribed cashflow/ financial information.

12. TITLE: Drafts of certain documents - specific rules requiring the provision of draft documents as described below (ASX Listing Rule references in parentheses)

Date: Five business days before issue

Entity: ASX

Description of drafts required to be provided:

- proposed changes to the Constitution and copies of the drafts of proposed alterations (LR 15.1.1);
- proposed amended document setting out the terms of debt securities or convertible debt securities (LR 1 5.1.2);
- documents in respect of new issues under an arrangement or reconstruction and draft notices of meeting containing resolutions for an issue of securities (LR 15.1.3 and 15.1.4);
- documents in relation to a call being made or an instalment being due on security holders (LR 15.1.5);
- documents to be sent to persons whose quoted options are about to expire (LR 15.1.6); and
- draft notice of meeting and other documents proposed to be sent to security holders in connection with seeking an approval under the ASX listing Rules

(LR 15.1.7).

13. TITLE: Certain final documents (ASX Listing Rule 15.2 to 15.7)

Date: ASX must acknowledge electronic lodgement of documents before they are released to others (LR 15.3 - 15.7).

Entity: ASX

The following documents are required to be lodged with the company announcements office, unless such documents are not for release to the market in which case they are to be lodged with the home branch of ASX:

- documents for release to the market;
- ASX has specified the company announcements office as the place for giving ASX the document;
- document is in response to correspondence from the company announcements office;
- document sent to holders of the entity's securities;
- disclosure documents, Product Disclosure Statements, information memorandum, takeover documents, documents setting out the terms of debt securities or convertible debt securities, or copy of the entity's constitution; or
- an Appendix 3B (New issue announcement).

14. TITLE: Restriction Agreements entered into with holders of restricted securities (ASX Listing Rule 9.3)

Date: Before the restricted securities are issued to the holder

Entity: ASX

15. TITLE: Copies of Annual Report (two hard copies)

Date: None specified – see Part A for timing obligations

Entity: ASX

16. TITLE: Amended and existing Constitution setting out terms of debt securities or convertible debt securities (ASX Listing Rule 15.4.2)

Date: None specified

Entity: ASX

17.	**TITLE:**	**Notifications of a reorganisation of interests (ASX Listing Rules 7.18, 7.19 and 7.20)**
Date:		Dependent on circumstances
Entity:		ASX and security holders
18.	**TITLE:**	**Certain matters relating to takeovers (ASX Listing Rules 3.2, 3.3 and 3.4 and Chapter 6 Corporations Act)**
Date:		Dependent on particular matter and circumstances
Entity:		ASIC, ASX and security holders
19.	**TITLE:**	**Transactions with persons in a position of influence (acquisition or disposal of substantial asset, with value of 5% more of equity interests, to related parties, subsidiaries, associates etc), payments to directors and termination benefits (ASX Listing Rule 10)**
Date:		Prior shareholder approval is required for certain transactions
Entity:		ASX and security holders
20.	**TITLE:**	**Proposed change to the nature or scale of activities including full details of the change and its effect on future potential earnings (ASX Listing Rule 11.1)**
Date:		As soon as practicable and in any event prior to making the change, ASX may require shareholder approval
Entity:		ASX
21.	**TITLE:**	**Shareholder approval of changes in capital and new issues of securities (ASX Listing Rule 7)**
Date:		Dependent on particular matter, shareholder approval is required for certain issues and changes (e.g. where new issue of equity securities exceeds 15% of capital, subject to exceptions). Notification under LR 3.10.3 is required.
Entity:		ASX and security holders
22.	**TITLE:**	**Information demonstrating compliance with ASX Listing Rules may be requested by ASX and ASX may publish correspondence between itself and White Energy or its responsible entity under certain circumstances (ASX Listing Rules 18.7 and 18.7A)**
Date:		Within the time specified by the ASX

Entity: ASX

END